UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

July 25, 2013

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the second quarter 2013 results of Statoil ASA.

2013 SECOND QUARTER RESULTS

OPERATIONAL REVIEW
FINANCIAL REVIEW
OUTLOOK
FINANCIAL RISK UPDATE
HEALTH, SAFETY AND THE ENVIRONMENT (HSE)
DEVELOPMENT AND PRODUCTION NORWAY
DEVELOPMENT AND PRODUCTION INTERNATIONAL
MARKETING, PROCESSING AND RENEWABLE ENERGY
FUEL & RETAIL
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Reconciliation of net operating income to adjusted earnings
Reconciliation of adjusted earnings after tax to net income
END NOTES
FORWARD-LOOKING STATEMENTS
STATEMENT ON FINANCIAL COMPLIANCE

CONDENSED INTERIM FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
1 ORGANISATION AND BASIS OF PREPARATION
2 SIGNIFICANT EVENTS
3 SEGMENTS
4 FINANCIAL ITEMS AND BONDS
5 INCOME TAX
6 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
7 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

HSE ACCOUNTING

SIGNATURES

2013 SECOND QUARTER RESULTS

Statoil's second quarter 2013 operating and financial review

Statoil's second quarter 2013 net operating income was NOK 34.3 billion. Adjusted earnings were NOK 38.0 billion.

"Statoil delivered an operationally solid quarter. We produced as planned, delivering record production from our portfolio outside Norway. We are on track and maintain our guidance for 2013," says Helge Lund, Statoil's president and CEO.

"Our financial results were impacted by lower prices for liquids and gas and weak trading results. However, we have maintained good cost control and delivered strong earnings, particularly from our international portfolio," says Lund.

In the quarter, Statoil ramped up several fields. The company continues to have a high activity level in projects on the Norwegian continental shelf, with major field developments ongoing such as Gudrun, Åsgard subsea compression and Valemon.

"The activity level on new field developments is high. We are executing our projects according to plan," says Lund.

Statoil continued its exploration progress with five discoveries in the quarter. The company has accessed attractive exploration acreage in Norway, Russia, Azerbaijan, Tanzania and Australia, further strengthening its position for profitable long-term growth.

Second quarter results 2013

Statoil's net operating income was NOK 34.3 billion compared to NOK 62.0 billion in the second quarter of 2012.

Adjusted earnings [5] were NOK 38.0 billion, compared to NOK 45.8 billion in the second quarter of 2012.

Adjusted earnings after tax [5] were NOK 11.3 billion, compared to NOK 11.5 billion in the second quarter of 2012.

Net income was NOK 4.3 billion compared to NOK 26.6 billion in the second quarter of 2012.

	Second quarter			First half			Full year
	2013	2012	change	2013	2012	change	2012

Net operating income (NOK billion)	34.3	62.0	(45%)	72.3	119.9	(40%)	206.6
Adjusted earnings (NOK billion) [5]	38.0	45.8	(17%)	80.4	104.9	(23%)	193.2
Adjusted earnings after tax (NOK billion) [5]	11.3	11.5	(1%)	23.3	28.2	(18%)	55.1
Net income (NOK billion)	4.3	26.6	(84%)	10.8	41.9	(74%)	69.5
Basic earnings per share (NOK)	1.38	8.30	(83%)	3.40	13.05	(74%)	21.66
Average liquids price (NOK/bbl) [1]	547	586	(7%)	564	616	(8%)	602
Average invoiced gas prices (NOK/scm)	1.98	2.23	(11%)	1.99	2.24	(11%)	2.19
Equity production (mboe per day)	1,967	1,980	(1%)	1,983	2,087	(5%)	2,004
Serious incident frequency (SIF)	0.9	0.9		0.8	1.0		1.0

Key events since first quarter 2013:

  Revitalising Statoil's legacy position on the Norwegian continental shelf (NCS) by progressing new projects as planned, including Gudrun, Åsgard subsea gas compression, Valemon and Aasta Hansteen. Two category- J rigs acquired by the licence partners of Gullfaks and Oseberg Area Unit to increase recovery and extend field life. Johan Castberg project postponed for review, due to updated project estimates and pending clarification in the fiscal framework.
  Accessing attractive acreage in the Barents Sea, Brazil, Tanzania, Russia, Caspian and Australia. Oil discoveries announced offshore Newfoundland in Canada and in the Grane area in Norway. Important Johan Sverdrup appraisal completed, confirming the extent and the characteristic of the reservoir.
  Stepping up our activity in unconventional resources by assuming operatorship for all activities in the eastern part of our Eagle Ford asset in Texas. Statoil now has operational activities in all onshore assets in the US (Bakken, Marcellus and Eagle Ford).
  Building offshore clusters by sanctioning the Julia and Heidelberg developments in the Gulf of Mexico.
  Creating value from a superior gas position: The Shah Deniz consortium announced that it has selected the Trans Adriatic Pipeline (TAP) to deliver gas from the Shah Deniz Stage 2 project.

OPERATIONAL REVIEW

We maintained stable equity production in the second quarter with record international production. Ramp-up and start-up of several fields offset expected natural decline and lower gas deliveries from the NCS. The activity level was high with project execution according to plan.

	Second quarter			First half			Full year
Operational data	2013	2012	change	2013	2012	change	2012

Average liquids price (USD/bbl)	93.9	99.4	(5%)	98.5	105.5	(7%)	103.5
USDNOK average daily exchange rate	5.83	5.90	(1%)	5.72	5.84	(2%)	5.82
Average liquids price (NOK/bbl) [1]	547	586	(7%)	564	616	(8%)	602
Average invoiced gas prices (NOK/scm)	1.98	2.23	(11%)	1.99	2.24	(11%)	2.19
Refining reference margin (USD/bbl) [2]	5.1	6.1	(17%)	5.0	4.5	10%	5.7

Production (mboe per day)
Entitlement liquids production	997	995	0%	968	1,008	(4%)	966
Entitlement gas production	772	792	(3%)	819	870	(6%)	839
Total entitlement liquids and gas production [3]	1,768	1,786	(1%)	1,786	1,878	(5%)	1,805

Equity liquids production	1,160	1,158	0%	1,128	1,184	(5%)	1,137
Equity gas production	807	822	(2%)	855	903	(5%)	867
Total equity liquids and gas production [4]	1,967	1,980	(1%)	1,983	2,087	(5%)	2,004

Production cost (NOK/boe, last 12 months)
Production cost entitlement volumes	49	47	3%	49	47	3%	47
Production cost equity volumes	46	43	9%	46	43	9%	42

The statements below are related to developments in the second quarter of 2013 compared to the second quarter of 2012, and developments in the first half of 2013 compared to the first half of 2012, respectively.

Second quarter 2013

Total equity liquids and gas production [4] was down 1% to 1,967 mboe per day in the second quarter. The slight decrease was mainly due to expected natural decline on mature fields, operational disruption at some fields and decreased gas deliveries from the NCS. Ramp-up of production on various fields and production start-up on new fields, partly offset the decrease.

Total entitlement liquids and gas production was down 1% to 1,768 mboe per day, impacted by the decrease in equity production as described above. The average Production Sharing Agreement (PSA) effect was 182 mboe per day compared to 194 mboe per day in the second quarter of 2012. In addition, a minor adjustment of tax oil barrels from previous periods had a negative impact on the entitlement production in the second quarter of 2013.

Production cost per boe of entitlement volumes [8] was NOK 49 for the 12 months ended 30 June 2013, compared to NOK 47 for the 12 months ended 30 June 2012. Based on equity volumes [4], the production cost per boe for the two periods was NOK 46 and NOK 43, respectively. The 9% increase was mainly related to lower equity volumes.

Exploration expenditure (including capitalised exploration expenditure) was NOK 5.1 billion, at the same level as in the second quarter of 2012. Reduced drilling activity in the international business and more expensive wells being drilled in the second quarter last year, were offset by higher drilling activity on the NCS in the second quarter of 2013.

Exploration expense	Second quarter			First half			Full year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Exploration expenditure (activity)	5.1	5.1	1%	10.2	11.1	(8%)	20.9
Expensed, previously capitalised exploration expenditure	0.1	0.6	(80%)	0.1	0.9	(85%)	2.7
Capitalised share of current period's exploration activity	(1.5)	(0.6)	>100%	(3.5)	(3.9)	(12%)	(5.9)
Impairment / Reversal of Impairment	0.3	0.2	58%	0.3	0.2	46%	0.4

Exploration expenses IFRS	4.1	5.2	(21%)	7.1	8.3	(14%)	18.1

In the second quarter of 2013, a total of 12 exploration wells were completed before 30 June 2013, seven on the NCS and five internationally. A total of five wells were announced as discoveries in the second quarter, four on the NCS and one internationally.

First half 2013

Total equity liquids and gas production [4] was down 5% to 1,983 mboe per day in the first half of 2013, primarily because of expected natural decline on mature fields, unplanned shutdowns at some fields, decreased gas deliveries from the NCS and lower ownership share at the Kvitebjørn field.

Total entitlement liquids and gas production was 1,786 mboe per day in the first half of 2013, down 5% compared to the first half of 2012, impacted by the decrease in equity production as described above. The PSA effect was 188 mboe per day compared to 208 mboe per day in the first half of 2012, and the reduction is mainly due to production growth on fields with lower PSA effects and production decline on fields with higher PSA effects.

Exploration expenditure (including capitalised exploration expenditure) was reduced by 8% to NOK 10.2 billion in the first half of 2013. Drilling activity was at the same level as in the first half of 2012, but with less expensive wells being drilled.

In the first half of 2013, Statoil completed 24 exploration wells, 13 on the NCS and 11 internationally. A total of 12 wells were announced as discoveries in the period, eight on the NCS and four internationally.

FINANCIAL REVIEW

The second quarter results were impacted by lower prices for liquids and gas and weak trading results. Depreciation normally fluctuates with production, but ramp-ups and start-ups are increasing the depreciation unit cost. Record international production contributed to strong international earnings.

Condensed income statement under IFRS	Second quarter			First half			Full year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Total revenues and other income	148.3	200.7	(26%)	310.0	396.1	(22%)	723.4

Purchases [net of inventory variation]	(72.5)	(100.6)	(28%)	(153.1)	(199.3)	(23%)	(363.1)
Operating expenses and selling, general and administrative expenses	(21.1)	(17.4)	21%	(46.4)	(38.6)	20%	(75.1)
Depreciation, amortisation and net impairment losses	(16.4)	(15.5)	6%	(31.1)	(30.1)	4%	(60.5)
Exploration expenses	(4.1)	(5.2)	(21%)	(7.1)	(8.3)	(14%)	(18.1)

Net operating income	34.3	62.0	(45%)	72.3	119.9	(40%)	206.6

Net financial items	(6.9)	(2.5)	>100%	(12.6)	(3.0)	>100%	0.1

Income before tax	27.4	59.5	(54%)	59.7	116.9	(49%)	206.7

Income tax	(23.1)	(32.9)	(30%)	(48.9)	(75.0)	(35%)	(137.2)

Net income	4.3	26.6	(84%)	10.8	41.9	(74%)	69.5

The statements below are related to developments in the second quarter of 2013 compared to the second quarter of 2012, and developments in the first half of 2013 compared to the first half of 2012, respectively.

Second quarter 2013

Net operating income was NOK 34.3 billion in the second quarter, a decrease of 45% compared to the second quarter of 2012. Measured in NOK, the 7% lower average liquids price and the 11% lower average invoiced gas price negatively affected net operating income in the second quarter. Gain from sale of assets and the reversal of a provision related to the early retirement pension, both recorded in the second quarter of 2012, significantly contributed to the decrease.

Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods. See Use and reconciliation of non-GAAP financial measures for more information on Adjusted earnings and a reconciliation from Net operating income.

Adjusted earnings [5]	Second quarter			First half			Full year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Adjusted total revenues and other income	150.8	186.6	(19%)	311.7	384.0	(19%)	713.6

Adjusted purchases	71.9	99.7	(28%)	152.6	198.8	(23%)	363.2
Adjusted operating expenses and selling, general and administrative expenses	20.5	21.1	(3%)	40.4	42.5	(5%)	79.6
Adjusted depreciation, amortisation and net impairment losses	16.4	14.8	11%	31.1	29.3	6%	59.3
Adjusted exploration expenses	4.1	5.3	(24%)	7.1	8.4	(15%)	18.3

Adjusted earnings [5]	38.0	45.8	(17%)	80.4	104.9	(23%)	193.2

In the second quarter of 2013, net operating income was negatively impacted by lower value of products in operational storage (NOK 0.6 billion), lower fair values of derivatives (NOK 0.8 billion), change in over/underlift position (NOK 0.5 billion) and other adjustment (NOK 0.7 billion). Adjusted for these items and the effects of eliminations (NOK 1.2 billion), Adjusted earnings were NOK 38.0 billion in the second quarter of 2013, which is a decrease of 17% compared to the same period in 2012.

In the second quarter of 2012, lower value of products in operational storage (NOK 0.9 billion), impairment losses (NOK 0.7 billion) and lower fair values of derivatives (NOK 0.2 billion) and other provisions/adjustments (NOK 0.1 billion) had a negative impact on net operating income, while gain on sale of assets (NOK 13.5 billion) mainly related to the sale of Statoil Fuel and Retail ASA and the divestment of assets on the NCS to Centrica, reversal of a provision related to the discontinued part of the early retirement pension (NOK 3.8 billion), and change in over/underlift position (NOK 0.1 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.8 billion), adjusted earnings were NOK 45.8 billion in the second quarter of 2012.

The 17% decrease in Adjusted earnings was mainly due to the lower prices for both liquids and gas and reduced earnings from marketing and trading activities.

Adjusted total revenues and other income were down 19% mainly because of the lower prices for both liquids and gas, measured in NOK. The drop in revenues due to the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease.

Adjusted purchases, which represent Statoil's purchase of SDFI [6] and 3rd party volumes, decreased by 28% mainly because of the lower prices for liquids and gas, measured in NOK. The drop in purchases as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease.

Adjusted operating expenses and selling, general and administrative expenses decreased by 3% to NOK 20.5 billion, influenced by the NOK 1.8 billion drop in expenses as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012. Increased operating expenses due to start-up and ramp-up on various fields, partly offset the decrease.

Adjusted depreciation, amortisation and net impairment losses increased by 11% to NOK 16.4 billion, mainly because of higher depreciation from ramp-up on various fields, increased investments on major producing fields and because new fields with higher depreciation came on stream. The increase was partly offset by increased reserves estimates and lower production because of decline on mature fields.

Adjusted exploration expenses decreased by 24% to NOK 4.1 billion, mainly due to a higher portion of current exploration expenditures being capitalised this quarter because of commercial wells. Also, a lower portion of exploration expenditures capitalised in previous periods was expensed in the second quarter of 2013.

Net financial items amounted to a loss of NOK 6.9 billion in the second quarter of 2013, compared to a loss of NOK 2.5 billion in the second quarter of 2012. The increased loss was mainly due to negative currency effects from positions in NOK related to foreign exchange and liquidity management, as well as losses on derivative financial instruments related to long term debt.

	28 June	31 December	29 June
Exchange rates	2013	2012	2012

USDNOK	6.03	5.57	5.98
EURNOK	7.89	7.34	7.53

Adjusted for the items in the table below, net adjusted financial items before tax was loss of NOK 0.2 billion in the second quarter of 2013.

Net financial items in the second quarter of 2013 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax

Financial items according to IFRS	0.7	(3.3)	(3.6)	(0.7)	(6.9)

Foreign exchange (FX) impacts (incl. derivatives)	(0.3)	3.3			3.1
Interest rate (IR) derivatives			3.6		3.6

Subtotal	(0.3)	3.3	3.6	0.0	6.7

Financial items excluding FX and IR derivatives	0.5	0.0	0.0	(0.7)	(0.2)

Income taxes were NOK 23.1 billion in the second quarter of 2013, equivalent to an effective tax rate of 84.2%, compared to 55.3% in the second quarter of 2012. The tax rate increased mainly due to high capital gains with lower than average tax rate in the second quarter of 2012 and loss on financial items in the second quarter of 2013 with lower than average tax rates.

Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which excludes net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods. See Use and reconciliation of non-GAAP financial measures - reconciliation of adjusted earnings after tax to net income.

Adjusted earnings after tax and the effective tax rate on adjusted earnings, are stated in the table below.

Adjusted earnings after tax by segment [5]	Second quarter
	2013			2012
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	31.5	(23.2)	8.3	39.0	(29.3)	9.7
Development and Production International	5.9	(2.8)	3.2	3.3	(2.1)	1.2
Marketing, Processing & Renewable energy	0.8	(0.8)	0.1	3.9	(3.0)	0.9
Fuel & Retail	-	-	-	0.3	(0.0)	0.3
Other	(0.3)	0.0	(0.3)	(0.8)	0.1	(0.6)

Group	38.0	(26.7)	11.3	45.8	(34.3)	11.5

Effective tax rates on adjusted earnings			70.3%			75.1%

Adjusted earnings after tax were NOK 11.3 billion, equivalent to an effective tax rate on adjusted earnings of 70.3%, compared to an effective tax rate on adjusted earnings of 75.1% in the second quarter of 2012. The tax rate decreased mainly due to relatively lower adjusted earnings from the NCS in the second quarter of 2013. Income from the NCS is subject to higher than average tax rates. The decreased tax on adjusted earnings was also caused by a high tax rate on adjusted earnings from Development and Production International in the second quarter of 2012. This was mainly due to relatively higher adjusted earnings from high tax regimes.

First half 2013

Net operating income was NOK 72.3 billion, a decrease of 40% compared to the first half of 2012. The decrease in production of both liquids and gas, together with lower liquids and gas prices, was the main explanation for the reduction when compared to the first half of 2012, but also gain from sale of assets recorded in the second quarter of 2012, significantly contributed to the decrease.

Net operating income was negatively impacted by onerous contract provision and other adjustments (NOK 6.3 billion), lower fair values of derivatives (NOK 2.4 billion), lower values of products in operational storage (NOK 0.4 billion) and change in over/underlift position (NOK 0.1 billion). Adjusted for these items and the effects of eliminations (NOK 1.0 billion), Adjusted earnings were NOK 80.4 billion in the first half of 2013, which is a decrease of 23% compared to the same period in 2012.

In the first half of 2012, lower fair values of derivatives (NOK 2.0 billion), lower values of products in operational storage (NOK 0.5 billion) and impairment losses (NOK 0.7 billion) negatively impacted net operating income, while gain on sale of assets (NOK 13.5 billion), reversal of a provision related to the discontinued part of the early retirement pension (NOK 4.3 billion) and change in over/underlift position (NOK 0.2 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.3 billion), adjusted earnings were NOK 104.9 billion in the first half of 2012.

The 23% decrease in Adjusted earnings was mainly due to the reductions in production volumes and prices for both liquids and gas, and reduced earnings from marketing and trading activities.

Adjusted total revenues and other income were down 19% mainly because of the decreased volumes and lower prices for both liquids and gas. Internationally, a higher portion of the production was gas volumes, which resulted in lower net realised gas prices. The drop in revenues due to the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease.

Adjusted purchases, which represent Statoil's purchase of SDFI [6] and 3rd party volumes, decreased by 23% mainly due to lower prices for liquids and gas. The drop in purchases as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease.

Adjusted operating expenses and selling, general and administrative expenses decreased by 5%, impacted by the NOK 3.5 billion drop in expenses as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012. Purchase expenses reclassified as operating expenses in the first quarter of 2013 and increased operating cost from start-up and ramp-up on various fields, partly offset the decrease.

Adjusted depreciation, amortisation and net impairment losses increased by 6% mainly because of higher depreciation from ramp-up on various fields, increased investment on producing fields and because new fields with higher depreciation came on stream. The increase was partly offset by the reduction in depreciation due to the lower production volumes and increased reserves estimates.

Adjusted exploration expenses decreased by 15% mainly due to less expensive wells being drilled, offset by a lower portion of current exploration expenditures being capitalised because of non-commercial wells. Also, a lower portion of exploration expenditures capitalised in previous periods was expensed in the first half of 2013.

Net financial items amounted to a loss of NOK 12.6 billion in the first half of 2013, compared to a loss of NOK 3.0 billion in the same period of 2012. The increased loss was mainly due to negative currency effects from positions in NOK related to foreign exchange and liquidity management, as well as losses on derivative financial instruments related to long term debt.

Adjusted for the items in the table below, net adjusted financial items before tax was zero in the first half of 2013.

Net financial items in the first half of 2013 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax

Financial items according to IFRS	1.9	(7.4)	(5.6)	(1.5)	(12.6)

Foreign exchange (FX) impats (incl. derivatives)	(0.4)	7.4			6.9
Interest rate (IR) derivatives			5.6		5.6

Subtotal	(0.4)	7.4	5.6	0.0	12.6

Financial items excluding FX and IR derivatives	1.5	0.0	0.0	(1.5)	0.0

Income taxes were NOK 48.9 billion in the first half of 2013, equivalent to an effective tax rate of 81.9%, compared to 64.1% in the first half of 2012. The tax rate increased mainly due to high capital gains with lower than average tax in the second quarter of 2012 and the onerous contract provisions in the first half of 2013, where no tax asset was recognised in relation to the MPR part of the provisions. The increased tax rate was also caused by loss on financial items in the first half of 2013, with lower than average tax rates.

Adjusted earnings after tax and the effective tax rate on adjusted earnings, are stated in the table below.

Adjusted earnings after tax by segment [5]	First half
	2013			2012
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	66.5	(48.6)	17.9	86.1	(65.0)	21.2
Development and Production International	10.9	(6.2)	4.7	10.2	(4.7)	5.5
Marketing, Processing and Renewable energy	3.5	(2.6)	0.9	8.5	(6.6)	1.9
Fuel & Retail	-	-	-	0.6	(0.2)	0.5
Other	(0.4)	0.1	(0.3)	(0.6)	(0.3)	(0.9)

Group	80.4	(57.2)	23.3	104.9	(76.7)	28.2

Effective tax rates on adjusted earnings			71.1%			73.1%

Adjusted earnings after tax were NOK 23.3 billion, equivalent to an effective tax rate on adjusted earnings of 71.1%, compared to an effective tax rate on adjusted earnings of 73.1% in the first half of 2012. The tax rate decreased mainly due to relatively lower adjusted earnings from the NCS in the second quarter of 2013. Income from the NCS is subject to higher than average tax rates.

OUTLOOK

Organic capital expenditures for 2013 (i.e. excluding acquisitions and capital leases), are estimated at around USD 19 billion.

Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 50 wells in 2013 with a total exploration activity level at around USD 3.5 billion, excluding signature bonuses.

Our ambition for the unit of production cost continues to be in the top quartile of our peer group.

Statoil has an ambition to reach an equity production above 2.5 million barrels of oil equivalent per day in 2020 [7]. The growth is expected to come from new projects in the period from 2014 to 2016 resulting in a 2 to 3% Compound Annual Growth Rate (CAGR) for the period from 2012 to 2016. A second wave of projects is expected to come on stream from 2016 to 2020 resulting in an accelerated growth rate (CAGR) of 3 to 4%.

The growth towards 2020 will not be linear and the equity production for 2013 is estimated to be lower than the 2012 level. As previously communicated, several events impact the production in 2013. Following the closing of the Wintershall transaction, the negative impact on production will be around 40 mboe per day. After a redetermination process in the Ormen Lange Unit production for the second half of 2013 is estimated to be negatively impacted by around 40 mboe per day. Growth in the US onshore gas production is expected to be around 25 mboe lower per day compared to earlier assumptions. In Europe, as part of the value over volume strategy, the company produced somewhat higher gas volumes in 2012 than previously assumed, which reduces estimated 2013 gas production by approximately 15 mboe per day. The current reduced capacity at Troll limits the flexibility in the gas off-take. In addition, the reduced capacity at In Amenas affects the production.

Planned maintenance is expected to have a negative impact on quarterly production of approximately 110 mboe per day in the third quarter of 2013, of which most is planned on the NCS and approximately half is liquids. In total, the maintenance is estimated to have a negative impact on equity production of around 45 mboe per day for the full year 2013, of which most is liquids.

Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

FINANCIAL RISK UPDATE

Financial risk factors

The financial results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes. In turn, these factors depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's - as well as our partners' - expertise and co-operation in recovering oil and natural gas from those reserves, and also changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices and currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operations. See the annual report for 2012 and the 2012 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The Group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with a focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Second quarter 2013

The total recordable injury frequency was 4.0 in the second quarter of 2013, compared to 3.5 in the second quarter of 2012. The serious incident frequency was 0.9 in the second quarter of 2013, the same as in the second quarter of 2012. There were no fatal accidents in the second quarter of 2013.

The volume of accidental oil spills decreased from 37 cubic meters in the second quarter of 2012 to 31 cubic meters in the second quarter of 2013. The number of accidental oil spills decreased from 128 in the second quarter of 2012 to 60 in the second quarter of 2013. Statoil Fuel & Retail are included in the figures up to and including the second quarter of 2012, but were divested at the end of the second quarter of 2012. Excluding Statoil Fuel & Retail, the number of accidental oil spills was stable quarter over quarter.

First half 2013

The total recordable injury frequency was 4.2 in the first half of 2013, compared to 3.9 in the first half of 2012. The serious incident frequency was 0.8 in the first half of 2013, compared to 1.0 in the first half of 2012. Following the fatal terrorist attack on the In Amenas gas production facility in Algeria in January, the board of directors appointed an investigation team to clarify and evaluate the facts related to the terrorist attack. Their investigation report is expected to be final in September 2013.

The volume of accidental oil spills increased from 43 cubic meters in the first half of 2012 to 57 cubic meters in the first half of 2013. The number of accidental oil spills decreased from 215 in the first half of 2012 to 112 in the first half of 2013. Excluding Statoil Fuel & Retail from the first half of 2012, the number of accidental oil spills was stable compared to first half 2012.

	Second quarter		First half		Full year
HSE	2013	2012	2013	2012	2012

Total recordable injury frequency	4.0	3.5	4.2	3.9	3.8
Serious incident frequency	0.9	0.9	0.8	1.0	1.0
Accidental oil spills (number)	60	128	112	215	306
Accidental oil spills (cubic metres)	31	37	57	43	52

DEVELOPMENT AND PRODUCTION NORWAY

OPERATIONAL REVIEW

	Second quarter			First half			Full year
Operational data	2013	2012	change	2013	2012	change	2012

Prices
Liquids price (USD/bbl)	94.4	99.6	(5%)	99.0	105.9	(7%)	104.5
Liquids price (NOK/bbl)	550.1	587.8	(6%)	566.5	618.6	(8%)	608.5
Transfer price natural gas (NOK/scm)	1.97	1.91	3%	1.94	1.86	4%	1.84

Production (mboe per day)
Entitlement liquids	626	648	(3%)	608	676	(10%)	624
Entitlement natural gas	620	668	(7%)	663	748	(11%)	710
Total entitlement liquids and gas production [3]	1,246	1,316	(5%)	1,270	1,423	(11%)	1,335

The statements below are related to developments in the second quarter of 2013 compared to the second quarter of 2012, and developments in the first half of 2013 compared to the first half of 2012, respectively.

Second quarter 2013

Average daily production of liquids and gas decreased by 5% to 1,246 mboe per day. The decrease was mainly due to lower gas sales, farm down at Kvitebjørn, unplanned shutdowns at some fields and expected reductions due to natural decline on mature fields. The average daily production of liquids and gas was positively impacted by production ramp-up on the Skarv field and start-up of four fast track projects.

First half 2013

Average daily production of liquids and gas decreased by 11% to 1,270 mboe per day. The decrease was mainly due to lower gas sales, reduced ownership share at Kvitebjørn, prolonged shutdown at Snøhvit and expected reductions due to natural decline on mature fields. The average daily production of liquids and gas was positively impacted by production ramp-up on the Skarv field and start-up of four fast track projects.

FINANCIAL REVIEW

Income statement under IFRS	Second quarter			First half			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Total revenues and other income	48.5	60.7	(20%)	96.5	122.5	(21%)	220.8

Operating expenses and selling, general and administrative expenses	(7.6)	(6.1)	24%	(15.1)	(13.2)	14%	(25.8)
Depreciation, amortisation and net impairment losses	(8.5)	(7.6)	11%	(15.8)	(15.1)	5%	(29.8)
Exploration expenses	(1.3)	(0.5)	>100%	(2.2)	(1.0)	>100%	(3.5)

Net operating income	31.2	46.5	(33%)	63.4	93.2	(32%)	161.7

Adjusted earnings [5]	Second quarter			First half			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Adjusted total revenues and other income	48.3	52.9	(9%)	98.1	114.8	(15%)	213.4

Adjusted operating expenses and selling, general and administrative expenses	(7.0)	(6.4)	10%	(13.6)	(13.2)	3%	(25.9)
Adjusted depreciation, amortisation and net impairment losses	(8.5)	(7.0)	21%	(15.8)	(14.5)	9%	(29.2)
Adjusted exploration expenses	(1.3)	(0.5)	>100%	(2.2)	(1.0)	>100%	(3.5)

Adjusted earnings [5]	31.5	39.0	(19%)	66.5	86.1	(23%)	154.8

The statements below are related to developments in the second quarter of 2013 compared to the second quarter of 2012, and developments in the first half of 2013 compared to the first half of 2012, respectively.

Second quarter 2013

Net operating income for Development and Production Norway was NOK 31.2 billion compared to NOK 46.5 billion in the second quarter of 2012.

In the second quarter of 2013, unrealised loss on derivatives (NOK 1.1 billion) had a negative impact on net operating income, while a change in over/underlift position (NOK 0.8 billion) had a positive impact on net operating income. In the second quarter of 2012, unrealised loss on derivatives (NOK 1.0 billion) and impairment of Glitne (NOK 0.6 billion) had a negative impact on net operating income. A change in over/underlift position position (NOK 1.0 billion), gain on sale of fixed assets (NOK 7.5 billion) and other adjustments (NOK 0.6 billion) had a positive impact on net operating income.

Adjusted for these items, Adjusted earnings were NOK 31.5 billion, down 19%. The decrease was mainly due to decreased production of liquids and gas, and lower liquids price.

Adjusted total revenues and other income decreased by 9%, primarily driven by decreased production, which reduced revenues by NOK 2.5 billion. In addition, lower price of liquids (measured in USD) and a negative exchange rate further reduced revenues.

Adjusted operating expenses and selling, general and administrative expenses increased by 10%, mainly due to increased environmental tax expenses, new fields in production and increased maintenance costs.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 1.5 billion, mainly due to new fields in production with higher depreciation cost per unit, including Skarv and fast track projects, and increased investments on major producing fields.

Adjusted exploration expenses increased by NOK 0.8 billion, mainly due to higher drilling activity, and a lower portion of current exploration expenditures being capitalised in the second quarter of 2013. Also, field development work within Johan Sverdrup and Johan Castberg areas in the second quarter of 2013 added to the increase.

First half 2013

Net operating income for Development and Production Norway was NOK 63.4 billion compared to NOK 93.2 billion in the first half of 2012.

In the first half of 2013, unrealised loss on derivatives (NOK 1.9 billion), an onerous contract provision (NOK 0.8 billion) and other adjustments (NOK 0.8 billion) had a negative impact on net operating income. A change in over/underlift position (NOK 0.3 billion) had a positive impact on net operating income. In the first half of 2012, unrealised loss on derivatives (NOK 1.0 billion) and impairment of Glitne (NOK 0.6 billion) had a negative impact on net operating income. A change in over/underlift position (NOK 0.6 billion), gain on sale of fixed assets (NOK 7.5 billion) and other adjustments (NOK 0.6 billion) had a positive impact on net operating income.

Adjusted for these items, Adjusted earnings decreased by 23%, mainly attributable to decreased production of liquids and gas, and lower liquids price.

Adjusted total revenues and other income decreased by 15%, primarily driven by decreased production, which reduced revenues by NOK 12.8 billion. In addition, lower price of liquids (measured in USD) and a negative exchange rate further reduced revenues, partly offset by higher transfer price of natural gas (measured in NOK).

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 0.4 billion, mainly due to increased environmental tax expenses, new fields in production and increased maintenance costs.

Adjusted depreciation, amortisation and net impairment losses increased by 9%, mainly due to new fields in production with higher depreciation cost per unit, including Skarv and fast track projects, and increased investments on major producing fields.

Adjusted exploration expenses increased by NOK 1.2 billion, mainly due to higher drilling activity, and a lower portion of current exploration expenditures being capitalised in the first half of 2013.

Key portfolio developments since the announcement of first quarter:

  High project activity, including Gudrun, Åsgard subsea gas compression, Valemon and Aasta Hansteen.
  Plan for development and operation (PDO) for the Gina Krog, Aasta Hansteen and Ivar Aasen (partner operated) fields were approved by the Norwegian Ministry of Petroleum and Energy (MPE).
  Plan for installation and operation (PIO) for the Polarled pipeline were approved by the MPE.
  PDO for Oseberg Delta 2 (fast track project) was submitted to the MPE.
  The investment decision of the Johan Castberg project has been postponed due to uncertainties regarding the resource basis and the capex estimates. In addition the Norwegian government has proposed reduced uplift in the petroleum tax system, which reduces the attractiveness of future projects.
  Accessing attractive exploration acreage in the Barents Sea.
  Oil discovery in the Grane area in the North Sea was announced, and an important Johan Sverdrup appraisal well was completed, confirming the extent of the reservoir.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

OPERATIONAL REVIEW

	Second quarter			First half			Full year
Operational data	2013	2012	change	2013	2012	change	2012

Prices
Liquids price (USD/bbl)	93.0	98.8	(6%)	97.7	104.6	(7%)	101.4
Liquids price (NOK/bbl)	541.9	582.9	(7%)	559.6	611.1	(8%)	590.3

Production (mboe per day)
Entitlement liquids production	371	347	7%	360	332	8%	342
Entitlement gas production	151	124	23%	156	123	27%	128
Total entitlement liquids and gas production [3]	522	470	11%	516	455	13%	470

Equity liquids production	535	510	5%	520	508	2%	512
Equity gas production	187	154	21%	192	155	24%	156
Total equity liquids and gas production [4]	721	664	9%	712	663	7%	669

The statements below are related to developments in the second quarter of 2013 compared to the second quarter of 2012, and developments in the first half of 2013 compared to the first half of 2012, respectively.

Second quarter 2013

Average equity production of liquids and gas increased by 9%, mainly due to start-up/ramp-up of fields, including Marcellus (US), Peregrino (Brazil), Eagle Ford (US), PSVM (Angola) and Bakken (US). Production was also positively impacted by operational improvements, in particular on Shah Deniz. The increase was partly offset by natural decline at several fields and the effect of the In Amenas incident.

Average daily entitlement production of liquids and gas increased by 11%, due to increased equity production and a lower negative effect from production sharing agreements (PSA effect). The PSA effect was 182 mboe per day in the second quarter of 2013 compared to 194 mboe per day in the second quarter of 2012. In addition, a minor adjustment of tax oil barrels from previous periods had a negative impact on the entitlement production in the second quarter of 2013.

First half 2013

Average equity production of liquids and gas increased by 7%, mainly due to start-up/ramp-up of fields. Production was also positively impacted by operational improvements. The increases were partly offset by natural decline and the effect of the In Amenas incident.

Average daily entitlement production of liquids and gas increased by 13%, due to increased equity production and a lower negative PSA effect. The PSA effect was 188 mboe per day in the first half of 2013, compared to 208 mboe per day in the first half of 2012. In addition, a minor adjustment of tax oil barrels from previous periods had a negative impact on the entitlement production in the first half of 2013.

FINANCIAL REVIEW

Income statement under IFRS	Second quarter			First half			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Total revenues and other income	19.5	19.0	3%	40.1	40.1	0%	82.9

Purchases [net of inventory variation]	(0.0)	(0.3)	(84%)	(0.1)	(0.6)	(91%)	(1.3)
Operating expenses and selling, general and administrative expenses	(5.8)	(4.7)	22%	(11.9)	(9.5)	26%	(19.3)
Depreciation, amortisation and net impairment losses	(6.9)	(6.7)	2%	(13.4)	(12.7)	6%	(26.2)
Exploration expenses	(2.8)	(4.7)	(40%)	(4.9)	(7.3)	(32%)	(14.6)

Net operating income	4.0	2.6	53%	9.8	10.1	(3%)	21.5

Adjusted earnings [5]	Second quarter			First half			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Adjusted total revenues and other income	21.4	20.1	6%	40.8	40.7	0%	82.5

Adjusted purchases	(0.0)	(0.3)	(84%)	(0.1)	(0.6)	(91%)	(1.3)
Adjusted operating expenses and selling, general and administrative expenses	(5.7)	(5.0)	14%	(11.5)	(9.9)	17%	(19.9)
Adjusted depreciation, amortisation and net impairment losses	(6.9)	(6.7)	2%	(13.4)	(12.7)	6%	(26.2)
Adjusted exploration expenses	(2.8)	(4.8)	(42%)	(4.9)	(7.4)	(33%)	(14.7)

Adjusted earnings [5]	5.9	3.3	82%	10.9	10.2	6%	20.4

The statements below are related to developments in the second quarter of 2013 compared to the second quarter of 2012, and developments in the first half of 2013 compared to the first half of 2012, respectively.

Second quarter 2013

In the second quarter of 2013, net operating income for Development and Production International was NOK 4.0 billion compared to NOK 2.6 billion in the same period in 2012.

Net operating income in the second quarter of 2013 was negatively impacted by changed over/underlift positions of NOK 1.2 billion and an adjustment related to tax oil barrels from previous periods of NOK 0.7 billion. In 2012, net operating income was positively impacted by a gain of NOK 0.2 billion related to sale of assets and reversal of impairment of NOK 0.1 billion, whereas underlift of NOK 0.9 billion impacted net operating income negatively.

Adjusted for these items, Adjusted earnings were up 82% to NOK 5.9 billion, mainly because of increased revenues and decreased exploration expenses.

Adjusted total revenues and other income were NOK 21.4 billion, up by 6%. Higher entitlement production increased revenues by NOK 2.3 billion, whereas lower realised liquids prices partly offset by increased gas prices in the US (measured in NOK) reduced revenues by NOK 1.1 billion.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 0.7 billion. Operating expenses increased by NOK 0.4 billion as diluent expenses are presented as operating expenses and not as purchases from the first quarter of 2013. In addition, expenses increased due to ramp-up on various fields. Royalties amounted to NOK 1.5 billion and NOK 1.4 billion in the second quarter of 2013 and 2012, respectively.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.2 billion, mainly due to start-up and ramp-up of various fields, partly offset by reduced depreciation from increased reserves and divestment of some assets.

Adjusted exploration expenses amounted to NOK 2.8 billion in the second quarter of 2013, down NOK 2.0 billion. The decrease was mainly due to a higher portion of current exploration expenditures being capitalised this quarter. Also, a lower portion of exploration expenditures capitalised in previous periods was expensed in the second quarter of 2013.

First half 2013

In the first half of 2013, net operating income for Development and Production International was NOK 9.8 billion compared to NOK 10.1 billion in the same period in 2012.

Net operating income in the first half of 2013 was negatively impacted by changed over/under lift positions of NOK 0.4 billion and an adjustment related to tax oil barrels from previous periods of NOK 0.7 billion. In 2012, net operating income was positively impacted by a gain of NOK 0.2 billion from the sale of Lorien in the Gulf of Mexico and NOK 0.1 billion from a signature bonus reimbursement, whereas an underlift of NOK 0.4 billion impacted net operating income negatively.

Adjusted for these items, Adjusted earnings were up 6% to NOK 10.9 billion. The increase was mainly due to decreased exploration expenses, partly offset by increased operating costs.

Adjusted total revenues and other income amounted to NOK 40.8 billion, the same level as the same period last year. Higher entitlement production increased revenues by NOK 4.3 billion, whereas lower realised liquids prices partly offset by increased gas prices in the US (measured in NOK) reduced revenues by NOK 3.1 billion. In addition, other income decreased, mainly related to decreased operating profit from an associated company in Venezuela which is accounted for using the equity method, where a devaluation of the local currency in the first quarter this year significantly increased the tax expense.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 1.6 billion, where royalties increased by NOK 0.3 billion, from NOK 2.8 billion to NOK 3.1 billion. Further, operating expenses increased by NOK 0.7 billion as diluent expenses are presented as operating expenses and not as purchases from the first quarter of 2013. In addition, expenses increased due to ramp-up on various fields.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.7 billion, where start-up of new fields (PSVM and Kizomba Satellites) increased depreciation by NOK 1.3 billion. In addition ramp-up from other fields increased depreciation, partly offset by reduced depreciation from increased reserves and divestment/exit of some assets.

Adjusted exploration expenses amounted to NOK 4.9 billion in the first half of 2013, down NOK 2.5 billion. The decrease was mainly due to a higher portion of current exploration expenditures being capitalised this period. Also lower exploration expenditures capitalised in previous periods were expensed in the first half of 2013.

Key portfolio developments since the announcement of first quarter:

  Accessing attractive acreage in Brazil, Tanzania, Russia, Caspian and Australia.
  Statoil announced a discovery of light, high-quality oil in its Harpoon prospect in the Flemish Pass Basin, offshore Newfoundland.
  Statoil assumed operatorship for all activities in the eastern part of the Eagle Ford asset as of 1 July.
  Investment decisions to develop the Julia and Heidelberg fields in the Gulf of Mexico.
  The Shah Deniz consortium announced that it has selected the Trans Adriatic Pipeline (TAP) to transport gas from the Shah Deniz Stage 2 project.

MARKETING, PROCESSING AND RENEWABLE ENERGY

OPERATIONAL REVIEW

	Second quarter			First half			Full year
Operational data	2013	2012	change	2013	2012	change	2012

Refining reference margin (USD/bbl) [2]	5.1	6.1	(17%)	5.0	4.5	10%	5.5

Natural gas sales Statoil entitlement (bcm)	10.8	11.2	(3%)	22.6	24.4	(7%)	47.3
Natural gas sales (third-party volumes) (bcm)	2.9	1.5	89%	6.0	3.4	79%	8.6
Natural gas sales (bcm)	13.7	12.7	8%	28.7	27.7	3%	55.9
Average invoiced gas prices (NOK/scm)	1.98	2.23	(11%)	1.99	2.24	(11%)	2.19
Transfer price natural gas (NOK/scm)	1.97	1.91	3%	1.94	1.86	4%	1.84

The statements below are related to developments in the second quarter of 2013 compared to the second quarter of 2012, and developments in the first half of 2013 compared to the first half of 2012, respectively.

Second quarter 2013

Natural gas sales volumes amounted to 13.7 billion standard cubic meters (bcm), up 8%. Lower entitlement production on the NCS was more than offset by higher entitlement production in the US and higher third party volumes sold mainly in the US. Of the total gas sales, 0.2 bcm was the SDFI share of US gas sales, compared to 0.6 bcm in the second quarter of 2012.

Average invoiced natural gas sales price decreased by 11%, due to higher proportion of lower priced US volumes, lower prices on long term contracts and lower margins on short term sales.

Refinery throughput decreased, mainly at the Kalundborg refinery mainly due to increased planned shutdowns.

First half 2013

Natural gas sales volumes amounted to 28.7 billion bcm, up 3%. Lower entitlement production on the NCS was more than offset by higher entitlement production in the US and higher third party volumes sold mainly in the US. Of the total gas sales, 0.2 bcm was the SDFI share of US gas sales, compared to 1.5 bcm in the first half of 2012.

Average invoiced natural gas sales price decreased by 11%, due to higher proportion of lower priced US volumes, lower prices on long term contracts and lower margins on short term sales.

Refinery throughput decreased, mainly at the Kalundborg refinery due to increased planned shutdowns.

FINANCIAL REVIEW

Income statement under IFRS	Second quarter			First half			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Total revenues and other income	144.2	175.3	(18%)	301.8	356.7	(15%)	669.5

Purchases [net of inventory variation]	(135.1)	(163.4)	(17%)	(282.4)	(332.3)	(15%)	(620.3)
Operating expenses and selling, general and administrative expenses	(7.9)	(7.3)	8%	(19.6)	(15.9)	23%	(30.6)
Depreciation, amortisation and net impairment losses	(0.7)	(0.7)	(5%)	(1.3)	(1.3)	3%	(3.0)

Net operating income	0.6	3.9	(85%)	(1.5)	7.1	>(100%)	15.5

Adjusted earnings [5]	Second quarter			First half			Full Year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Adjusted total revenues and other income	143.8	174.6	(18%)	302.3	357.7	(15%)	671.6

Adjusted purchases	(134.5)	(162.5)	(17%)	(282.0)	(331.8)	(15%)	(620.4)
Adjusted operating expenses and selling, general and administrative expenses	(7.9)	(7.6)	4%	(15.5)	(16.2)	(5%)	(31.1)
Adjusted depreciation, amortisation and net impairment losses	(0.7)	(0.6)	15%	(1.3)	(1.2)	14%	(2.4)

Adjusted earnings [5]	0.8	3.9	(79%)	3.5	8.5	(59%)	17.7

The statements below are related to developments in the second quarter of 2013 compared to the second quarter of 2012, and developments in the first half of 2013 compared to the first half of 2012, respectively.

Second quarter 2013

Net operating income for Marketing, Processing and Renewable Energy was NOK 0.6 billion compared to NOK 3.9 billion in the second quarter of 2012.

Net operating income in the second quarter of 2013 included a positive change in fair value of derivatives (NOK 0.3 billion) and a loss on operational storage (NOK 0.6 billion). Net operating income in the second quarter of 2012 included a gain due to periodisation of inventory hedging effects (NOK 0.4 billion), a positive change in fair value of derivatives (NOK 0.3 billion), a reversal of provision related to the discontinued part of the early retirement pension (NOK 0.3 billion), a loss on operational storage (NOK 0.9 billion) and an impairment loss (NOK 0.1 billion).

Adjusted for these items, Adjusted earnings were NOK 0.8 billion, compared to NOK 3.9 billion in the second quarter of 2012. The decrease was mainly due to weak trading results, particular within the Natural Gas business. Also lower refining margins added to the decrease.

Adjusted total revenues and other income decreased by 18%, mainly due to lower prices and third party volumes of crude and other products.

Adjusted purchases were down 17% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses increased by 4% to NOK 7.9 billion, impacted by increased operational activity and business development costs, partly offset by decreased transportation activity due to lower volumes of liquids.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.1 billion mainly due to the initiation of depreciation in relation to the Sheringham Shoal offshore wind farm, which opened in autumn 2012.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 0.7 billion in the second quarter of 2013, compared to NOK 3.6 billion in the second quarter of 2012. The decrease was mainly due to a reduction in margins on gas sales, lower NCS entitlement production and lower contribution from short term sales.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 0.2 billion in the second quarter of 2013, compared to NOK 0.5 billion in the second quarter of 2012. The decrease was mainly due to lower refining margins, partly offset by improved trading results.

First half 2013

Net operating income for Marketing, Processing and Renewable Energy amounted to a loss of NOK 1.5 billion compared to income of NOK 7.1 billion in the first half of 2012.

Net operating income in the first half of 2013 included an onerous contract provision related to the Cove Point terminal (NOK 4.1 billion), a loss on operational storage (NOK 0.4 billion), a negative change in fair value of derivatives (NOK 0.3 billion) and a loss due to periodisation of inventory hedging effects (NOK 0.1 billion). Net operating income in the first half of 2012 included a reversal of provision related to the discontinued part of the early retirement pension (NOK 0.3 billion), a gain due to periodisation of inventory hedging effects (NOK 0.1 billion), a negative change in fair value of derivatives (NOK 1.1 billion), a loss on the operational storage (NOK 0.5 billion) and an impairment loss (NOK 0.1 billion).

Adjusted for these items, Adjusted earnings were NOK 3.5 billion, compared to NOK 8.5 billion in the first half of 2012. The decrease was mainly due to lower margins on gas sold.

Adjusted total revenues and other income decreased by 15%, due to lower prices and volumes of crude and other products and lower prices of gas sold. The decrease was partly offset by increased volumes of gas sold.

Adjusted purchases were down 15% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses decreased by 5% to NOK 15.5 billion, mainly due to decreased transportation activity due to lower volumes of liquids. In addition cost improvement initiatives added to the cost decrease, partly offset by increased operational activity and business development costs.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.1 billion mainly due to the initiation of depreciation in relation to the Sheringham Shoal offshore wind farm, which opened in autumn 2012.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 2.4 billion in the first half of 2013, compared to NOK 7.7 billion in the first half of 2012. The decrease was mainly due to reduced margins on gas sales, lower NCS entitlement production and lower contribution from short term sales.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 1.2 billion in the first half of 2013, compared to NOK 1.1 billion in the first half of 2012. The increase was mainly due to increased trading results, partly offset by lower refining margins.

Key events since the announcement of first quarter:

  Statoil has signed an agreement with Dong Generation Norge AS to transfer the ownership of the Mongstad combined heat and power plant to Statoil. The transaction is subject to approval from Norwegian authorities.
  Statoil's office in Stavanger was subject to an inspection visit by the EFTA Surveillance Authority (ESA) in May. The authorities suspect participation by several companies, including Statoil, in anti-competitive agreements and/or concerted practices contrary to Article 53 of the EEA Agreement. Statoil was cooperating with the authorities in their inspection.

FUEL & RETAIL

On 19 June 2012 Statoil ASA sold its 54% shareholding in Statoil Fuel & Retail ASA (SFR) to Alimentation Couche-Tard for a cash consideration of NOK 8.3 billion. Until this transaction, SFR had been fully consolidated in the Statoil Group with a 46% non-controlling interest.

Adjusted earnings from the underlying business activity in Fuel & Retail in the period from 1 April 2012 to 19 June 2012 were NOK 0.3 billion.

Adjusted earnings from the underlying business activity in Fuel & Retail in the period from 1 January 2012 to 19 June 2012 were NOK 0.6 billion.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Condensed statement of cash flows	First half			Full year
(in NOK billion)	2013	2012	change	2012

Cash flows from underlying operations [5]	106.5	136.9	(30.4)	250.8
Cash flows from (to) changes in working capital	0.7	2.5	(1.8)	4.6
Taxes paid	(62.1)	(54.3)	(7.8)	(119.9)
Other changes	1.4	(8.5)	9.9	(7.4)

Cash flows provided by operating activities	46.5	76.6	(30.1)	128.0

Additions to PP&E and intangible assets	(58.8)	(53.6)	(5.2)	(112.4)
Proceeds from sale of assets and businesses	1.0	28.8	(27.8)	29.8
Financial investments	6.0	(8.3)	14.3	(12.1)
Other changes	(0.2)	(1.1)	0.9	(1.9)

Cash flows used in investing activities	(52.0)	(34.2)	(17.8)	(96.6)

Net change in finance debt	14.4	(4.7)	19.1	0.9
Net current finance debt and other	(6.1)	0.5	(6.6)	1.6
Dividend paid	(21.5)	(20.7)	(0.8)	(20.7)

Cash flows provided by (used in) financing activities	(13.2)	(24.9)	11.7	(18.2)

Net increase (decrease) in cash and cash equivalents	(18.7)	17.5	(36.2)	13.2

The statements below are related to developments in the first half of 2013 compared to the first half of 2012.

In 2013

Cash flows provided by operating activities decreased by NOK 30.1 billion. The decrease was mainly due to lower cash flows from underlying operations [5] of NOK 30.4 billion, affected by decreased volumes of liquids and gas sold and lower prices measured in NOK for both liquids and gas. Also higher taxes paid of NOK 7.8 billion, which were based on last year's earnings, added to the decrease. The decrease was partly offset by a positive change in other items related to operating activities of NOK 9.9 billion.

Cash flows used in investing activities increased by NOK 17.8 billion. The first half of 2012 was impacted by proceeds from sale of assets and businesses related to the sale of interest in Gassled, NCS assets to Centrica and the sale of the 54% shareholding in SFR received in the first half of 2012.

Cash flows used in financing activities decreased by NOK 11.7 billion, mainly due to a net increase in finance debt of NOK 19.1 billion, impacted by proceeds from new debt amounting to USD 3.0 billion. This was partly offset by changes in net current finance debt and other of NOK 6.6 billion, mainly related to collateral liabilities.

CAPITAL SPENDING

Gross investments	Second quarter			First half			Full year
(in NOK billion)	2013	2012	change	2013	2012	change	2012

Development and Production Norway	12.4	12.2	2%	25.4	24.4	4%	48.6
Development and Production International	13.0	12.2	7%	25.1	25.9	(3%)	54.6
Marketing, Processing and Renewable Energy	1.0	1.3	(27%)	2.1	2.4	(15%)	6.2
Fuel & Retail	0.0	0.6	(100%)	0.0	0.9	(100%)	0.9
Other	0.2	1.2	(83%)	0.6	1.7	(64%)	3.0

Gross investments 1)	26.6	27.4	(3%)	53.2	55.3	(4%)	113.3

Gross investments1) amounted to NOK 26.6 billion in the second quarter of 2013, down 3% from the same period in 2012.

Gross investments amounted to NOK 53.2 billion in the first half of 2013, down 4% from the same period in 2012.

FINANCIAL INDICATORS

Financial indicators	First half			Full year
(in NOK billion)	2013	2012	change	2012

Gross interest-bearing debt 2)	137.5	120.8	16.8	119.4
Net interest-bearing debt adjusted 3)	86.2	43.5	42.8	45.1
Net debt to capital employed ratio 3)	19.7%	10.7%		10.9%
Net debt to capital employed ratio adjusted 3)	20.8%	12.5%		12.4%
Current financial investments	9.4	14.2	(4.7)	14.9
Cash and cash equivalents	47.6	70.1	(22.5)	65.2

Gross interest-bearing debt2) increased by NOK 16.8 billion mainly due to increased non-current finance debt of NOK 17.3 billion.

Net interest-bearing debt adjusted3) increased by NOK 42.8 billion, mainly due to a decrease in cash and cash equivalents and current financial investments of NOK 27.2 billion, an increase in gross interest-bearing debt of NOK 16.8 billion and an decreased change in non-GAAP adjustments to net interest-bearing debt of NOK 1.2 billion.

The net debt to capital employed ratio3) increased from 10.7% to 19.7%, mainly due to an increase in net interest-bearing debt of NOK 44.0 billion and an increase in capital employed of NOK 69.1 billion. Adjusted net debt to capital employed increased from 12.5% to 20.8% mainly due to the same factors as described above.

Current financial investments decreased by NOK 4.7 billion. Current financial investments are a part of our liquidity management and reflect mainly deposits, treasury bills and commercial papers with a maturity of more than three months.

Cash and cash equivalents decreased by NOK 22.5 billion. The decrease mainly reflects reduced deposits, treasury bills and commercial papers with a maturity of three months or less.

1) Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditure, intangible assets, long-term share investments and non-current finance debt issued.
2) Defined as non-current and current finance debt.
3) In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2012 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
  Adjusted earnings after tax
  Net interest-bearing debt adjusted
  Production cost per boe
  Net debt to capital employed ratio
  Net debt to capital employed ratio adjusted
  Cash flows from underlying operations

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.
  Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
  Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes.

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2013		2012
(in NOK billion)	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun

Operating expenses, Statoil Group	19.0	23.7	15.6	16.5	14.1

Deductions of costs not relevant to production cost calculation
Operating expenses in Business Areas non-upstream	6.4	10.9	5.8	5.6	4.0

Total operating expenses upstream	12.5	12.8	9.8	10.9	10.0

1) Operation over/underlift	0.6	0.5	(0.8)	0.5	(0.3)
2) Transportation pipeline/vessel upstream	1.8	2.3	1.5	1.5	1.5
3) Miscellaneous items	2.1	2.1	1.4	1.3	0.8

Total operating expenses upstream for cost per barrel calculation	8.0	7.9	7.7	7.7	8.0

Entitlement production used in the cost per barrel calculation (mboe/d)	1,768	1,805	1,841	1,624	1,786
Equity production used in the cost per barrel calculation (mboe/d)	1,967	1,998	2,032	1,811	1,980

1) Exclusion of the effect from the over-underlift position in the period.
2) Transportation costs are excluded from the unit of production cost calculation.

3) Consists of royalty payments, removal/abandonment estimates, reversal of provision related to the discontinued part of the early retirement pension and the guarantee in connection with the Veslefrikk field which are not part of the operating expenses related to production of oil and natural gas in the period.

	Entitlement production		Equity production
Production cost	30-Jun		30-Jun
(in NOK per boe)*	2013	2012	2013	2012

Production cost per boe	49	47	46	43

* Production cost per boe is calculated as the Total operating expenses upstream for the last four quarters divided by the production volumes (mboe/d multiplied by number of days) for the corresponding period.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	At 30 June		Full year
(in NOK billion, except percentages)	2013	2012	2012

Shareholders' equity	328.2	303.1	319.2
Non-controlling interests	0.7	0.7	0.7

Total equity (A)	328.9	303.8	319.9

Current finance debt	13.9	14.4	18.4
Non-current finance debt	123.6	106.3	101.0

Gross interest-bearing debt (B)	137.5	120.8	119.4

Cash and cash equivalents	47.6	70.1	65.2
Current financial investments	9.4	14.2	14.9

Cash and cash equivalents and current financial investments (C)	57.0	84.2	80.1

Net interest-bearing debt before adjustments (B1) (B-C)	80.5	36.5	39.3

Other interest-bearing elements 1)	7.3	8.7	7.3
Marketing instruction adjustment 2)	(1.3)	(1.4)	(1.2)
Adjustment for project loan 3)	(0.3)	(0.4)	(0.3)

Net interest-bearing debt adjusted (B2)	86.2	43.5	45.1

Normalisation for cash-build up before tax payment (50% of tax payment) 4)	0.0	0.0	0.0

Net interest-bearing debt adjusted (B3)	86.2	43.5	45.1

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	409.4	340.3	359.2
Capital employed before normalisation for cash build up for tax payment (A+B2)	415.1	347.3	365.0
Capital employed (A+B3)	415.1	347.3	365.0

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	19.7%	10.7%	10.9%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	20.8%	12.5%	12.4%
Net debt to capital employed (B3/(A+B3)	20.8%	12.5%	12.4%

1) Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.

2) Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels as included in Statoil's balance sheet.
3) Adjustment for project loan is adjustment to gross interest-bearing debt due to the BTC project loan structure.
4) Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December.

Cash flows from underlying operations begin with income before tax and adjust for items with no cash effect, according to definition. The measure provides an indication of cash flows from underlying operations, and is an additional measurement to cash flows provided by operations which also includes changes in working capital, taxes paid and other changes.

Cash flows from underlying operations	First half		Full year
(in NOK billion)	2013	2012	2012

Income before tax	59.7	116.9	206.7

Adjustments
Depreciation, amortisation, net impairment losses	31.1	30.1	60.5
Exploration expenditures written off	0.4	1.1	3.1
(Gains) losses on foreign currency transactions and balances	6.4	4.1	3.3
(Gains) losses on sales of asset and other items	(1.7)	(16.2)	(21.7)
(Increase) decrease in net derivative financial instruments	10.6	0.9	(1.1)

Cash flows from underlying operations	106.5	136.9	250.8

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line items included in the net operating income subtotal.

Statoil Group

Items impacting net operating income	Second quarter		First half
(in NOK billion)	2013	2012	2013	2012

Net operating income	34.3	62.0	72.3	119.9

Total revenues and other income	2.5	(14.1)	1.7	(12.2)
Change in Fair Value of derivatives	0.8	0.6	2.2	2.1
Periodisation of inventory hedging effect	(0.0)	(0.4)	0.1	(0.1)
Over/Underlift	(0.1)	(0.1)	(0.3)	(0.3)
Other Adjustments	0.7	0.0	0.7	0.0
Gain/loss on sale of assets	0.0	(13.5)	0.0	(13.5)
Eliminations	1.2	(0.8)	(1.0)	(0.3)

Purchases [net of inventory variation]	0.6	0.9	0.4	0.5
Operational Storage effects	0.6	0.9	0.4	0.5

Operating expenses	0.6	(3.5)	6.5	(3.3)
Over/Underlift	0.6	0.0	0.3	0.1
Other Adjustments 1)	0.0	(3.4)	0.7	(3.4)
Gain/loss on sale of assets	0.0	(0.1)	0.1	0.0
Provisions	0.0	0.0	5.3	0.0

Selling, general and administrative expenses	0.0	(0.1)	(0.5)	(0.6)
Other Adjustments 1)	0.0	(0.1)	0.0	(0.6)
Provisions	0.0	0.0	(0.5)	0.0

Depreciation, amortisation and impairment	0.0	0.7	0.0	0.7
Impairment	0.0	0.7	0.0	0.7

Exploration expenses	0.0	(0.2)	0.0	(0.2)
Other Adjustments	0.0	(0.2)	0.0	(0.2)

Sum of adjustments	3.7	(16.2)	8.1	(15.0)

Adjusted earnings	38.0	45.8	80.4	104.9

1) Other adjustments in the second quarter of 2012 include NOK 3.7 billion (Operating expenses) and NOK 0.1 billion (Selling, general administrative expenses) related to the reversal of a provision related to the discontinued part of the early retirement pension. For the first half of 2012, Other adjustments include NOK 3.7 billion (Operating expenses) and NOK 0.6 billion (Selling, general administrative expenses) related to the reversal of a provision related to the discontinued part of the early retirement pension.

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		Second quarter		First half
(in NOK billion)		2013	2012	2013	2012

Net operating income (NOI)	A	34.3	62.0	72.3	119.9
Tax on NOI	B	26.1	35.6	55.0	76.7

NOI after tax	C = A-B	8.2	26.4	17.3	43.2

Adjustments	D	3.7	(16.2)	8.1	(15.0)
Tax on adjustments	E	0.6	(1.3)	2.2	(0.0)

Adjusted earnings after tax	F = C+D-E	11.3	11.5	23.3	28.2

Net financial items	G	(6.9)	(2.5)	(12.6)	(3.0)
Tax on net financial items	H	(3.0)	(2.7)	(6.1)	(1.7)

Net income	I = C+G-H	4.3	26.6	10.8	41.9

END NOTES

  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be at an arms-length basis.

  The production guidance for 2013 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The production guidance for 2020 is not calculated on proved reserves in accordance with SEC guidelines.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions, projects and discoveries, such as developments at Johan Sverdrup, the Wintershall agreement and the discoveries offshore Newfoundland and in the Grane area in Norway; the announcement by the Shah Deniz Consortium regarding the Trans Adriatic Pipeline; the redetermination process in the Ormen Lange Unit; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments and gas transport commitments are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Financial Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; Euro-zone uncertainty; global political events and actions, including war, terrorism and sanctions; security breaches, including breaches of our digital infrastructure (cybersecurity); changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; failure to meet our ethical and social standards; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

STATEMENT OF FINANCIAL COMPLIANCE

Board and management confirmation

Today, the Board of Directors, the Chief Executive Officer and the Chief Financial Officer reviewed and approved the Statoil ASA consolidated financial statements as of 30 June 2013.

To the best of our knowledge, we confirm that:

  the Statoil ASA consolidated financial statements for the first half of 2013 have been prepared in accordance with IFRSs and IFRICs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that the information presented in the financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2013

CONSOLIDATED STATEMENT OF INCOME
	For the three months ended 30 June		For the six months ended 30 June		For the year ended
					31 December
(unaudited, in NOK billion)	2013	2012	2013	2012	2012

Revenues	147.8	186.5	309.9	381.3	705.7
Net income from associated companies	0.3	0.3	(0.2)	0.8	1.7
Other income	0.2	13.9	0.3	14.0	16.0

Total revenues and other income	148.3	200.7	310.0	396.1	723.4

Purchases [net of inventory variation]	(72.4)	(100.6)	(153.1)	(199.3)	(363.1)
Operating expenses	(19.0)	(14.1)	(42.7)	(31.8)	(64.0)
Selling, general and administrative expenses	(2.1)	(3.3)	(3.7)	(6.7)	(11.1)
Depreciation, amortisation and net impairment losses	(16.4)	(15.5)	(31.1)	(30.1)	(60.5)
Exploration expenses	(4.1)	(5.2)	(7.1)	(8.3)	(18.1)

Net operating income	34.3	62.0	72.3	119.9	206.6

Net financial items	(6.9)	(2.5)	(12.6)	(3.0)	0.1

Income before tax	27.4	59.5	59.7	116.9	206.7

Income tax	(23.1)	(32.9)	(48.9)	(75.0)	(137.2)

Net income	4.3	26.6	10.8	41.9	69.5

Attributable to equity holders of the company	4.3	26.4	10.8	41.5	68.9
Attributable to non-controlling interests	0.0	0.2	0.0	0.4	0.6

Basic earnings per share (in NOK)	1.38	8.30	3.40	13.05	21.66
Diluted earnings per share (in NOK)	1.37	8.29	3.39	13.03	21.60
Dividend declared and paid per ordinary share	6.75	6.50	6.75	6.50	6.50
Weighted average number of ordinary shares outstanding (millions)	3,181.3	3,182.1	3,181.6	3,182.3	3,181.5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
(unaudited, in NOK billion)	2013	2012	2013	2012	2012

Net income	4.3	26.6	10.8	41.9	69.5

Actuarial gains (losses) on defined benefit pension plans	(0.1)	1.1	(0.3)	1.1	5.5
Income tax effect on income and expense recognised in OCI	0.0	(0.3)	0.1	(0.3)	(1.5)
Items that will not be reclassifed to statement of income	(0.1)	0.8	(0.2)	0.8	4.0

Foreign currency translation differences	9.1	10.0	19.9	2.6	(11.9)
Items that may be subsequently reclassified to statement of income	9.1	10.0	19.9	2.6	(11.9)

Other comprehensive income	9.0	10.8	19.7	3.4	(7.9)

Total comprehensive income	13.3	37.4	30.5	45.3	61.6

Attributable to equity holders of the company	13.3	37.2	30.5	44.9	61.0
Attributable to non-controlling interests	0.0	0.2	0.0	0.4	0.6

CONSOLIDATED BALANCE SHEET
	At 30 June	At 31 December	At 30 June
(unaudited, in NOK billion)	2013	2012	2012

ASSETS
Property, plant and equipment	469.1	439.1	422.4
Intangible assets	94.1	87.6	91.4
Investments in associated companies	7.9	8.3	9.3
Deferred tax assets	4.5	3.9	3.7
Pension assets	10.5	9.4	7.4
Derivative financial instruments	25.8	33.2	32.7
Financial investments	16.0	15.0	13.6
Prepayments and financial receivables	7.8	4.9	4.3

Total non-current assets	635.7	601.4	584.9

Inventories	27.2	25.3	23.5
Trade and other receivables	86.4	74.0	77.8
Derivative financial instruments	2.5	3.6	5.0
Financial investments	9.4	14.9	14.2
Cash and cash equivalents	47.6	65.2	70.1

Total current assets	173.1	183.0	190.5

Total assets	808.8	784.4	775.5

EQUITY AND LIABILITIES
Shareholders' equity	328.2	319.2	303.1
Non-controlling interests	0.7	0.7	0.7

Total equity	328.9	319.9	303.8

Finance debt	123.6	101.0	106.3
Deferred tax liabilities	72.2	81.2	78.3
Pension liabilities	20.9	20.6	22.3
Provisions	93.3	95.5	91.9
Derivative financial instruments	3.7	2.7	4.4

Total non-current liabilities	313.7	301.0	303.2

Trade and other payables	93.3	81.8	80.1
Current tax payable	56.6	62.2	71.6
Finance debt	13.9	18.4	14.4
Derivative financial instruments	2.4	1.1	2.4

Total current liabilities	166.2	163.5	168.4

Total liabilities	479.9	464.5	471.7

Total equity and liabilities	808.8	784.4	775.5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non- controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			10.8		10.8	0.0	10.8
Other comprehensive income			(0.2)	19.9	19.7		19.7
Dividends paid			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.1)	0.1		0.0	0.0	0.0

At 30 June 2013	8.0	40.5	260.0	19.7	328.2	0.7	328.9

At 31 December 2011	8.0	40.7	218.5	11.7	278.9	6.3	285.2
Net income for the period			41.5		41.5	0.4	41.9
Other comprehensive income			0.8	2.6	3.4		3.4
Dividends paid			(20.7)		(20.7)		(20.7)
Other equity transactions		(0.1)	0.1		0.0	(6.0)	(6.0)

At 30 June 2012	8.0	40.6	240.2	14.3	303.1	0.7	303.8

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the six months ended 30 June		For the year ended 31 December
(unaudited, in NOK billion)	2013	2012	2012

Income before tax	59.7	116.9	206.7

Adjustments for:
Depreciation, amortisation and net impairment losses	31.1	30.1	60.5
Exploration expenditures written off	0.4	1.1	3.1
(Gains) losses on foreign currency transactions and balances	6.4	4.1	3.3
(Gains) losses on sales of assets and other items	(1.7)	(16.2)	(21.7)
(Increase) decrease in inventories	1.4	2.6	0.8
(Increase) decrease in trade and other receivables	(15.3)	7.0	10.8
Increase (decrease) in trade and other payables	14.6	(7.1)	(7.0)
(Increase) decrease in net derivative financial instruments	10.6	0.9	(1.1)
Taxes paid	(62.1)	(54.3)	(119.9)
(Increase) decrease in non-current items related to operating activities	1.4	(8.5)	(7.5)

Cash flows provided by operating activities	46.5	76.6	128.0

Additions to property, plant and equipment	(53.2)	(45.2)	(96.0)
Exploration expenditures capitalised and additions to other intangibles	(5.6)	(8.4)	(16.4)
(Increase) decrease in financial investments	6.0	(8.3)	(12.1)
(Increase) decrease in non-current loans granted and other non-current items	(0.2)	(1.1)	(1.9)
Proceeds from sale of assets and businesses	1.0	28.8	29.8

Cash flows used in investing activities	(52.0)	(34.2)	(96.6)

New finance debt	17.3	1.5	13.1
Repayment of finance debt	(2.9)	(6.2)	(12.2)
Dividend paid	(21.5)	(20.7)	(20.7)
Net current finance debt and other	(6.1)	0.5	1.6

Cash flows provided by (used in) financing activities	(13.2)	(24.9)	(18.2)

Net increase (decrease) in cash and cash equivalents	(18.7)	17.5	13.2

Effect of exchange rate changes on cash and cash equivalents	1.4	(1.3)	(1.9)
Cash and cash equivalents at the beginning of the period (net of overdraft)	64.9	53.6	53.6

Cash and cash equivalents at the end of the period (net of overdraft)	47.6	69.8	64.9

At 30 June 2012 and 31 December 2012 Cash and cash equivalents included a net bank overdraft of NOK 0.3 billion. At 30 June 2013 the amount of net bank overdraft has been rounded to zero.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1 ORGANISATION AND BASIS OF PREPARATION

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the second quarter of 2013 were authorised for issue by the board of directors on 24 July 2013.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented.

A description of the significant accounting policies is included in the Statoil annual financial statements for 2012, and applies to these condensed interim financial statements except for certain updated policies as outlined in the below description of standards and amendments implemented on 1 January 2013.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. As a result of accounting policy changes made in the fourth quarter of 2012 certain amounts in the comparable period have been restated, see notes to Statoil's 2012 annual financial statements.

The condensed interim financial statements are unaudited.

Standards and amendments implemented on 1 January 2013
The accounting standards and standard amendments applicable to Statoil and listed in the following three paragraphs were implemented on 1 January 2013. None of these standards and amendments has materially impacted Statoil's financial statements upon implementation, although certain line items have been affected. Except for IFRS 13 Fair Value Measurement, the standards and amendments require retrospective implementation, but have been assessed to be immaterial as regards their impact on Statoil's financial statements for previous reporting periods. Consequently prior periods' information has not been restated to reflect the impact of the implemented standards and amendments.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, their respective transition guidance amendments and the amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures have been implemented by Statoil simultaneously in the condensed interim financial statements. EU endorsement of these standards and amendments establishes an effective date of 1 January 2014, however, Statoil has in this instance elected early adoption of the standards as of 1 January 2013, which is the IASB's effective date of the standards. IFRS 10 introduces a new model in which entities are determined to be controlled by Statoil, and consolidated in Statoil's financial statements, when Statoil has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity. The standard's control model applies to all entities and requires judgment to determine whether an entity is controlled by Statoil and should be consolidated when there is less than a majority of voting rights, or whether there is a loss of control. Adoption of the standard has not led to significant changes in entities deemed to be controlled by Statoil. IFRS 11 introduces a substance over form approach that requires judgment in evaluating joint control and requires the unanimous consent of all the parties, or of a group of parties that collectively control an arrangement, for it to be defined as jointly controlled and for IFRS 11 to apply. The standard provides that Statoil accounts for joint operations, in which the group has rights to the assets and the liabilities of the joint operation, similar to the proportionate consolidation method. Joint ventures, in which Statoil has rights to the net assets, are accounted for using the equity method. Statoil has not identified significant entities or activities within the scope of IFRS 11 that are accounted for differently under the new standard. Those of Statoil's exploration and production licence activities that are within the scope of the standard are accounted for in a manner similar to proportionate consolidation.

The amendments to IAS 19 Employee benefits have upon adoption replaced interest cost and expected return on plan assets of defined benefit plans with a net interest amount which is calculated by applying the discount rate to the net defined benefit liability (asset). The difference between net interest income and actual return is recognised in Other comprehensive income. The net interest element continues to be presented in the statement of income as part of net pension cost within Net operating income.

IFRS 13 Fair Value Measurement, the amendments to IAS 1 Presentation of Financial Statements, the amendments to IFRS 7 Financial Instruments: Disclosures, and the Improvements to IFRSs (2009 - 2011) have also been implemented without material impact for the condensed interim financial statements.

There have been no other significant accounting policy changes in the first two quarters of 2013 compared to the annual financial statements for 2012.

Use of estimates
The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 SIGNIFICANT EVENTS

In the second quarter of 2013 a redetermination of the Ormen Lange Unit was concluded and as a result Statoil's ownership share was reduced by 3.57% to 25.35%. The volumes lifted on the reduced interest and the related operating expenses will be re-distributed in the make-up period starting from 1 July 2013 and accounted for on a prospective basis with no impact on the statement of income in the second quarter of 2013.

In the first quarter of 2013 Statoil recognised onerous contract provisions of NOK 4.9 billion within Net operating income in the Consolidated statement of income. The basis for the provisions was the fact that the unfavourable development in the US gas market and Statoil's expectation of no future utilisation of certain US-based terminal capacity contracts for the remaining contract term have been sustained over a period of time. Moreover, an agreement on early termination of certain of the capacity contracts was reached in the first quarter of 2013. NOK 4.1 billion of the provisions was recognised within the Marketing, Processing and Renewable Energy (MPR) segment and NOK 0.8 billion within the Development and Production Norway (DPN) segment. A limited part of the provisions is related to commitments made on behalf of and for the account and risk of the Norwegian state's direct financial interest. This has been accounted for in accordance with Statoil's policies for such expenses. NOK 4.0 billion has been reflected within Provisions in the Consolidated balance sheet, with the current portion of NOK 0.9 billion reflected in Trade and other payables. No tax asset was recognised in relation to the MPR related provisions and this led to a relatively high tax rate for the first quarter of 2013. As a result of the recognition of the onerous contract provisions in the first quarter of 2013, all the US terminal capacity related contract commitments previously included in Statoil's year-end disclosure of long-term commitments are now provided for in the Consolidated balance sheet.

3 SEGMENTS

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN); Development and Production North America (DPNA); Development and Production International (DPI); Marketing, Processing and Renewable Energy (MPR); and Other. The Fuel and Retail segment (FR) was sold on 19 June 2012.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the three and six months ended 30 June 2013 and 2012 is presented below. The measurement basis of segment profit is Net operating income. In the table below, deferred tax assets, pension assets and non-current financial assets are not allocated to segments.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 30 June 2013
Revenues third party and Other income	(0.5)	4.4	143.9	0.2	-	-	148.0
Revenues inter-segment	49.0	14.9	0.2	0.0	-	(64.1)	0.0
Net income (loss) from associated companies	0.0	0.2	0.1	0.0	-	-	0.3

Total revenues and other income	48.5	19.5	144.2	0.2	-	(64.1)	148.3

Net operating income	31.2	4.0	0.6	(0.3)	-	(1.2)	34.3

Significant non-cash items recognised
- Depreciation and amortisation	8.3	6.9	0.7	0.4	-	0.0	16.3
- Net impairment losses (reversals)	0.1	0.0	0.0	0.0	-	0.0	0.1
- Unrealised (gain) loss on commodity derivatives	1.1	0.0	(0.2)	0.0	-	0.0	0.9
- Exploration expenditures written off	0.0	0.4	0.0	0.0	-	0.0	0.4

Additions to PP&E and intangible assets	12.4	13.0	0.9	0.3	-	-	26.6

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 30 June 2012
Revenues third party and Other income	7.2	5.6	165.0	0.3	22.3	-	200.4
Revenues inter-segment	53.6	13.2	10.2	0.0	0.8	(77.8)	0.0
Net income (loss) from associated companies	0.0	0.2	0.1	0.0	0.0	-	0.3

Total revenues and other income	60.8	19.0	175.3	0.3	23.1	(77.8)	200.7

Net operating income	46.5	2.6	3.9	2.1	6.1	0.8	62.0

Significant non-cash items recognised
- Depreciation and amortisation	7.0	6.7	0.6	0.2	0.3	0.0	14.8
- Net impairment losses (reversals)	0.6	0.0	0.1	0.0	0.0	0.0	0.7
- Unrealised (gain) loss on commodity derivatives	1.0	(0.1)	(0.6)	0.0	0.0	0.0	0.3
- Exploration expenditures written off	(0.1)	0.8	0.0	0.0	0.0	0.0	0.7

Additions to PP&E and intangible assets	12.2	12.1	1.3	0.4	0.6	-	26.6

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Six months ended 30 June 2013
Revenues third party and Other income	(1.0)	9.4	301.2	0.6	-	-	310.2
Revenues inter-segment	97.5	31.0	0.5	-	-	(129.0)	0.0
Net income (loss) from associated companies	0.0	(0.3)	0.1	0.0	-	-	(0.2)

Total revenues and other income	96.5	40.1	301.8	0.6	-	(129.0)	310.0

Net operating income	63.4	9.8	(1.5)	(0.4)	-	1.0	72.3

Significant non-cash items recognised
- Depreciation and amortisation	15.7	13.4	1.3	0.6	-	0.0	31.0
- Provisions for onerous contracts	0.8	0.0	4.1	0.0	-	0.0	4.9
- Net impairment losses (reversals)	0.1	0.0	0.0	0.0	-	0.0	0.1
- Unrealised (gain) loss on commodity derivatives	1.9	0.0	0.3	0.0	-	0.0	2.2
- Exploration expenditures written off	0.1	0.3	0.0	0.0	-	0.0	0.4

Investments in associated companies	0.2	4.8	2.7	0.2	-	-	7.9
Non-current segment assets	238.6	277.6	41.2	5.8	-	-	563.2
Non-current assets, not allocated to segments							64.6

Total non-current assets							635.7

Additions to PP&E and intangible assets	25.4	25.1	1.9	0.5	-	-	52.9

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Six months ended 30 June 2012
Revenues third party and Other income	7.7	12.1	334.8	0.6	40.1	-	395.3
Revenues inter-segment	114.8	27.3	21.7	0.0	1.5	(165.3)	0.0
Net income (loss) from associated companies	0.0	0.7	0.1	0.0	0.0	-	0.8

Total revenues and other income	122.5	40.1	356.6	0.6	41.6	(165.3)	396.1

Net operating income	93.2	10.1	7.1	2.3	6.9	0.3	119.9

Significant non-cash items recognised
- Depreciation and amortisation	14.5	12.7	1.2	0.4	0.6	0.0	29.4
- Net impairment losses (reversals)	0.6	0.0	0.1	0.0	0.0	0.0	0.7
- Unrealised (gain) loss on commodity derivatives	0.9	(0.1)	1.3	0.0	0.0	0.0	2.1
- Exploration expenditures written off	(0.1)	1.2	0.0	0.0	0.0	0.0	1.1

Investments in associated companies	0.2	5.5	3.5	0.1	-	-	9.3
Non-current segment assets	222.2	252.0	35.3	4.3	-	-	513.8
Non-current assets, not allocated to segments							61.8

Total non-current assets							584.9

Additions to PP&E and intangible assets	24.5	25.8	2.3	0.7	0.9	-	54.2

The segment data for MPR and DPN has been influenced by the transactions discussed in note 2 Significant events.

4 FINANCIAL ITEMS AND BONDS

	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
(in NOK billion)	2013	2012	2013	2012	2012

Net foreign exchange gains (losses)	(3.3)	(1.7)	(7.4)	(1.1)	0.8
Interest income and other financial items	0.7	(1.4)	1.9	(0.3)	1.8
Gains (losses) derivative financial instruments	(3.6)	2.0	(5.6)	1.3	3.0
Interest and other finance expenses	(0.7)	(1.4)	(1.5)	(2.9)	(5.5)

Net financial items	(6.9)	(2.5)	(12.6)	(3.0)	0.1

On 15 May 2013 Statoil issued USD 0.75 billion of bonds at a fixed rate of 1.15% and USD 0.5 billion of bonds at floating rate maturing in May 2018, USD 0.9 billion of bonds at a fixed rate of 2.65% maturing in January 2024 and USD 0.85 billion of bonds at a fixed rate of 3.95% maturing in May 2043. All of the bonds are unconditionally guaranteed by Statoil Petroleum AS.

5 INCOME TAX

	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
(in NOK billion)	2013	2012	2013	2012	2012

Income before tax	27.4	59.5	59.7	116.9	206.7
Income tax	(23.1)	(32.9)	(48.9)	(75.0)	(137.2)
Equivalent to a tax rate of	84.2%	55.3%	81.9%	64.1%	66.4%

The tax rate for the three months ended 30 June 2013 was primarily influenced by losses on financial items, subject to lower than average tax rates and relatively high portion of the income from the Norwegian continental shelf (NCS), which is subject to a higher than average tax rate. The tax rate for the six months ended 30 June 2013 was primarily influenced by costs, including an onerous contract provision and losses on financial items, subject to lower than average tax rates.

The tax rate for the three months ended 30 June 2012 was reduced as a result of tax exempt dispositions. This was partly offset by relatively high portion of the income from the NCS, which is subject to a higher than average tax rate. The relatively low tax rate for the three months ended 30 June 2012 also reduced the tax rate for the six months ended 30 June 2012.

6 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2012	439.1	87.6
Additions*	43.4	4.1
Transfers	2.9	(2.9)
Disposals	(0.4)	(0.4)
Expensed exploration expenditures and impairment losses	-	(0.4)
Depreciation, amortisation and net impairment losses	(31.1)	-
Effect of foreign currency translation adjustments	15.2	6.1

Balance at 30 June 2013	469.1	94.1

*net of redeterminations

7 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. In its financial statements Statoil has provided for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

HSE ACCOUNTING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: July 25, 2013	By:	/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer